Exhibit 99.1

NeuroSense Advances Plans for Early Commercialization of Groundbreaking ALS Treatment in Canada, Provides Further Updates

●	Dossier submission planned for Q2 2025; regulatory decision expected by Q1 2026

●	Estimated potential market opportunity: peak of $100M to $150M in annual revenue

●	Company aims to expand approval efforts to additional global markets

CAMBRIDGE, Mass., Oct. 15, 2024 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, provided a further update on its plans to file for early commercialization approval for PrimeC under Health Canada’s Notice of Compliance with Conditions (NOC/c) policy. This submission is based on promising results from the Company’s Phase 2b ALS PARADIGM clinical trial, supported by additional clinical and preclinical data.

This decision follows the recommendations of Canadian regulatory experts and recent clinical findings, which demonstrated that PrimeC significantly reduced disease progression (p=0.009) and improved survival rates by 43% compared to placebo, highlighting its potential as a breakthrough therapy for ALS.

NeuroSense estimates a significant market opportunity in Canada, with potential peak annual revenue of $100M to $150M, driven by the prevalence of ALS in Canada, estimated market penetration of PrimeC, estimated price, and the current unmet demand for effective ALS treatments.  Beyond Canada, NeuroSense plans to pursue regulatory approval in additional global markets as part of its broader strategy to make PrimeC accessible to ALS patients worldwide.

Alon Ben-Noon, CEO of NeuroSense, stated, “The Canadian market presents a significant near-term opportunity, with the addressable market for PrimeC valued above $100 million in annual revenue. Securing early commercialization approval in Canada would represent an important milestone, not only to address the unmet need for ALS treatments but also as part of our strategy to drive sustainable growth. With additional markets on our radar, this marks the beginning of what we anticipate will be a long-term revenue-generating opportunity.”

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

About ALSFRS-R

Disease progression is measured by the ALS Functional Rating Scale-Revised (ALSFRS-R), which is the most widely used ALS tracking tool accepted by the FDA, utilized by neurologists treating ALS patients, in clinical trials, and by other regulators to determine disease progression. It tracks 12 changes in a person’s physical abilities over time including functions such as: speech, walking, climbing stairs, dressing/hygiene, handwriting, turning in bed, cutting food, salivation, swallowing, and breathing.  A single point change on the ALSFRS-R has a significant impact on ALS patients, such as the transition from independent feeding to requiring assistance or independent breathing to needing to use a machine ventilator.

About PARADIGM

PARADIGM is a prospective, multinational, randomized, double-blind, placebo-controlled Phase 2b (NCT05357950) clinical trial of PrimeC in ALS. The trial included 68 participants living with ALS in Canada, Italy, and Israel. 96% of the trial participants who completed the 6-month double-blind portion of the trial chose to receive treatment with PrimeC through a 12-month open label extension. Furthermore, to date (June 2024) all participants that completed the 18-month trial treatment duration, requested to continue PrimeC, which is provided to them in an Investigator Initiated Trial, not limited with time.

As previously reported, in the 6-month double-blind segment of the trial, the data showed clinically meaningful signs of efficacy with a 29% difference in favor of PrimeC vs placebo in analysis of the intent to treat (ITT) population. In the PP top-line analysis from PARADIGM, a statistically significant slowing of disease progression was observed with a 37.4% (p=0.03) difference in ALSFRS-R in favor of PrimeC vs placebo. Most patients enrolled in both the active and placebo arms of the trial were concurrently treated with Riluzole, the ALS standard of care medication, indicating PrimeC slowed disease progression well beyond the level afforded by the FDA approved ALS drug.

About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to synergistically target several key mechanisms of ALS that contribute to motor neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation to potentially inhibit the progression of ALS. NeuroSense completed a Phase 2a clinical trial which met its safety and efficacy endpoints including reducing functional and respiratory deterioration and statistically significant changes in ALS-related biological markers indicating PrimeC’s biological activity. PrimeC was granted Orphan Drug Designation by the U.S. Food and Drug Administration and the European Medicines Agency.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

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Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of regulatory filings and regulatory decisions, the market opportunity in Canada and securing regulatory approval in global markets. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include the risk of a delay in submission by the Company of its regulatory dossier, that regulatory approvals for PrimeC will be delayed or not obtained in Canada or elsewhere; that the market opportunity in Canada will not be as currently estimated; unexpected R&D costs or operating expenses, insufficient capital to complete development of PrimeC, a delay in the reporting of additional results from PARADIGM clinical trial, the timing of expected regulatory and business milestones, risks associated with meeting with the FDA and Health Canada to determine the best path forward following the results from PARADIGM clinical trial, including a delay in any such meeting; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the uncertainty regarding outcomes and the timing of current and future clinical trials; timing for reporting data; the development and commercial potential of any product candidates of Neurosense; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 4, 2024 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.